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                                                                      EXHIBIT 14


                         ASSISTED LIVING CONCEPTS, INC.

                       CODE OF BUSINESS CONDUCT AND ETHICS
                              FOR SENIOR MANAGEMENT


I.       OVERVIEW

         This Code of Business Conduct and Ethics for Senior Management (this "Code") sets forth the guiding principles by which each officer of the Company (each a "Senior Manager") should adhere to while acting on behalf of the Company. Each Senior Manager is expected to read and become familiar with the ethical standards described in this Code.

II.      PRINCIPLES

         A.       COMPLIANCE WITH LAWS, RULES AND REGULATIONS.

         All Senior Managers are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their position with the Company. Specifically, the Company is committed to:

                  o        maintaining a safe and healthy work environment;

                  o promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Company's business interests;

                  o supporting and strictly adhering to all antitrust laws;

                  o keeping the political activities of the Company's Senior Managers separate from the Company's business;

                  o prohibiting any illegal payments to any government officials or political party representatives of any country; and

                  o complying with all applicable state and federal securities laws.

         In furtherance of the Company's pursuit of the objectives listed above, all Senior Managers shall comply with all applicable governmental laws, rules and regulations, including without limitation those regulating public accounting, securities regulation, export restrictions, trade practices and advertising, antitrust, foreign corrupt practices, and civil rights. As a public company, we must timely and accurately report all information required to be included in reports filed with the Securities and Exchange Commission. Senior Managers are responsible for ensuring that all reports are filed in a timely manner and that they accurately present the financial condition and operating results of the



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         Company. The Chief Executive Officer and Chief Financial Officer will certify to the accuracy of the reports filed with the SEC in accordance with the Sarbanes-Oxley Act of 2002.

         All Senior Managers shall also refrain from illegally trading the Company's securities while in possession of material, nonpublic ("inside") information about the Company. The Company's Insider Trading Policy, which describes the nature of inside information and the related restrictions on trading, is attached to and shall be deemed a part of this Code.

         B.       CONFLICTS OF INTEREST.

         Senior Managers should avoid conflicts of interest and the appearance of conflicts of interest. A "conflict of interest" exists whenever an individual's private or personal interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. If a situation arises which may give rise to a potential conflict of interest, it must be disclosed to and approved by the Board of Directors. In particular, Senior Managers must never use or attempt to use their position at the Company to obtain any improper personal benefit. The key to compliance is avoidance and disclosure of actual and potential conflicts of interest.

         C.       CORPORATE OPPORTUNITIES.

         Senior Managers owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Senior Managers are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down.

         Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. The only prudent course of conduct for our Senior Managers is to make sure that any use of Company property or services that is not solely for the benefit of the Company is approved beforehand by the Board of Directors.

         D.       CONFIDENTIALITY.

         In carrying out the Company's business, Senior Managers often learn confidential or proprietary information about the Company, its patients, suppliers or joint venture parties. Senior Managers must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.



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         E.       REPORTING AND EFFECT OF VIOLATIONS.

         Senior Managers shall report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Company's Audit Committee. The Company will not allow any retaliation against an officer or employee who acts in good faith in reporting any such violation.

         The Company's Audit Committee will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Senior Managers that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

         F.       WAIVERS.

         The provisions of this Code may be waived for Senior Managers only by a resolution of the Company's Audit Committee, subject to approval by the Company's Board of Directors. Any change in or waiver of this Code may be subject to public disclosure as required by applicable laws and regulations and the listing standards of NASDAQ.




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